Exhibit 12.1

Pan Pacific Retail Properties, Inc.

Statement of Computation of Ratios of Earnings to Fixed Charges

(In thousands)

	Six Months Ended June 30, 2005	Years ended December 31,
		2004	2003	2002	2001	2000
			(revised)(1)	(revised)(1)	(revised)(1)	(revised)(1)
Income from continuing operations before minority interests, gain on sale of real estate and discontinued operations	$49,602	$94,721	$89,529	$62,429	$54,707	$34,108
Minority interest in pre-tax income of subsidiaries that have not incurred fixed charges	(291)	(540)	(494)	(38)	(33)	(2)
Distributions from unconsolidated investees	187	$469	$839	$299	$584	$355
Income from unconsolidated investees	(242)	($438)	($802)	($154)	($837)	($364)

	$49,256	$94,212	$89,072	$62,536	$54,421	$34,097
Fixed Charges:
Interest (including financing amortization)	$33,720	62,619	58,473	45,926	46,196	32,112
Interest capitalized	369	566	4,506	1,796	1,539	202

Fixed Charges	$34,089	63,185	62,979	47,722	47,735	32,314

Net Income before Fixed Charges (excl. interest capitalized)	$82,976	156,831	147,545	108,462	100,617	66,209
Divided by Fixed Charges	$34,089	63,185	62,979	47,722	47,735	32,314

Ratio of Earnings to Fixed Charges	2.43:1	2.48 :1	2.34 :1	2.27 :1	2.11 :1	2.05 : 1

(1)	Income from continuing operations has been revised for the years ended December 31, 2003, 2002, 2001 and 2000 to separately reflect the results of discontinued operations for properties sold during the year ended December 31, 2004.